FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/25/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2017 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: April 25, 2017

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Announces First Quarter 2017 Results

Luxembourg, April 25, 2017 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter period ended March 31, 2017.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2017 Results

	1Q 2017	4Q 2016		1Q 2016

Steel Shipments (tons)	2,475,000	2,378,000	4%	2,431,000	2%
Iron Ore Shipments (tons)	863,000	855,000	1%	834,000	3%
Net Sales (USD million)	2,040.1	1,849.6	10%	1,655.5	23%
Operating Income (USD million)	364.2	246.7	48%	202.4	80%
EBITDA[1] (USD million)	464.8	350.6	33%	303.0	53%
EBITDA per Ton[2] (USD)	187.8	147.4		124.7
EBITDA Margin (% of net sales)	22.8%	19.0%		18.3%
Equity in Results of Non-Consolidated Companies	21.4	6.5		2.4
Net Income (USD million)	310.4	144.8		123.6
Equity Holders' Net Income (USD million)	261.3	118.4		94.4
Earnings per ADS (USD)	1.33	0.60		0.48

•         EBITDA of USD464.8 million in the first quarter 2017, 33% higher sequentially, mainly as a result of higher EBITDA per ton and shipments.

  Earnings per American Depositary Share (ADS)3 of USD1.33 in the first quarter 2017, a sequential increase of USD0.73 per ADS.
  Capital expenditures of USD83.9 million in the first quarter 2017, down from USD100.4 million in the fourth quarter 2016.
  Net debt position of USD0.9 billion at the end of March 2017, stable compared to the end of December 2016 and equivalent to 0.5 times net debt to last twelve months EBITDA.

1 EBITDA in the first quarter 2017 equals operating income of USD364.2 million adjusted to exclude depreciation and amortization of USD100.6 million.

2 Consolidated EBITDA divided by steel shipments.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the first quarter 2017 was USD364.2 million, a USD117.4 million increase compared to operating income in the fourth quarter 2016 due to higher operating margin4 and shipments. Operating margin increased sequentially mainly as a result of USD46 higher steel revenue per ton, and stable operating cost per ton5. Shipments were 97,000 tons higher compared to the fourth quarter 2016, mainly as a result of a 138,000-ton increase in Mexico partially offset by a 32,000-ton seasonal decrease in the Southern Region.

Compared to the first quarter 2016, the company’s operating income in the first quarter 2017 increased USD161.8 million, with higher operating margin and slightly higher shipments. Operating margin in the first quarter 2017 increased year-over-year principally due to a USD143 higher steel revenue per ton partially offset by a USD86 higher steel operating cost per ton. Steel revenue per ton increased as a result of higher realized steel prices in all of Ternium’s markets. The increase in operating cost per ton was mainly related to higher raw material and purchased slab costs. Shipments were 44,000 tons higher compared to the first quarter 2016, mainly as a result of a 66,000-ton increase in Mexico partially offset by a 14,000-ton decrease in the Southern Region.

The company’s net income in the first quarter 2017 was USD310.4 million, compared to USD144.8 million in the fourth quarter 2016. The USD165.6 million increase in net income was mainly due to the above mentioned higher operating income, an unusually low effective tax rate and higher earnings of non-consolidated companies, partially offset by higher net financial expenses. Effective tax rate in the first quarter 2017 was significantly reduced by the non-cash effect on deferred taxes of a 10% appreciation of the Mexican peso against the US dollar during the period.

Relative to the prior-year-period, net income in the first quarter 2017 increased by USD186.8 million mainly due to higher operating income, a lower effective tax rate and higher earnings of non-consolidated companies, partially offset by higher net financial expenses.

Outlook

After a 9% sequential increase in steel shipments in Mexico in the first quarter 2017, Ternium anticipates further growth in shipments during the second quarter of the year, driven mainly by healthy industrial customer demand, especially in the automotive and household appliances industries. A restocking in the construction-related value chain will also contribute to this expected increase in shipments. The company anticipates sequential and year-over-year increases in shipments in Argentina in the second quarter 2017, supported primarily by agroindustry and public infrastructure investment.

Ternium expects to maintain in the second quarter 2017 its strong operating income level of the first quarter, with higher shipments and a slightly lower operating margin. Cost per ton will sequentially increase, principally as a result of the pass-through to the company’s cost of sales of higher slab and coal prices. On the other side, higher revenue per ton will partially offset this increase in costs, mainly due to higher realized prices in Mexico in connection with the usual lag effect of regular price resets contained in industrial customer sales contracts.

4 Operating margin is equal to revenue per ton minus operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Analysis of First Quarter 2017 Results

Net gain attributable to Ternium’s equity owners in the first quarter 2017 was USD261.3 million, compared to net gain attributable to Ternium’s equity owners of USD94.4 million in the first quarter 2016. Including non-controlling interest, net gain for the first quarter 2017 was USD310.4 million, compared to net gain of USD123.6 million in the first quarter 2016. Earnings per ADS in the first quarter 2017 were USD1.33, compared to earnings per ADS of USD0.48 in the first quarter 2016.

Net sales in the first quarter 2017 were USD2.0 billion, or 23% higher than net sales in the first quarter 2016. The following table outlines Ternium’s consolidated net sales for the first quarter 2017 and the first quarter 2016:

	Net Sales (million USD)
	1Q 2017	1Q 2016	Dif.
Mexico	1,299.8	990.5	31%
Southern Region	511.4	464.1	10%
Other Markets	223.9	196.0	14%
Total steel products net sales	2,035.0	1,650.6	23%
Other products[1]	5.0	4.4	14%
Steel segment net sales	2,040.1	1,655.1	23%

Mining segment net sales	62.6	43.8	43%
Intersegment eliminations	(62.6)	(43.4)
Net sales	2,040.1	1,655.5	23%

1   The item "Other products" primarily includes pig iron.

Cost of sales was USD1.5 billion in the first quarter 2017, an increase of USD209.6 million compared to the first quarter 2016. This was principally due to a USD189.7 million, or 20%, increase in raw material and consumables used, mainly reflecting higher iron ore, coking coal, energy and purchased slabs costs, and a 2% increase in steel shipments volume; and to a USD19.9 million increase in other costs, mainly including a USD17.6 million increase in labor cost and a USD1.1 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first quarter 2017 were USD172.3 million, or 8.4% of net sales, an increase of USD8.3 million compared to SG&A expenses in the first quarter 2016, mainly due to higher services and fees expenses, labor costs and taxes and contributions (other than income tax).

Operating income in the first quarter 2017 was USD364.2 million, or 17.8% of net sales, compared to operating income of USD202.4 million, or 12.2% of net sales, in the first quarter 2016. The following table outlines Ternium’s operating income by segment for the first quarter 2017 and first quarter 2016:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016
Net Sales	2,040.1	1,655.1	62.6	43.8	(62.6)	(43.4)	2,040.1	1,655.5
Cost of sales	(1,514.2)	(1,283.0)	(48.6)	(48.0)	66.4	44.2	(1,496.4)	(1,286.8)
SG&A expenses	(169.9)	(161.3)	(2.3)	(2.7)	-	-	(172.3)	(164.0)
Other operating (expense) income , net	(7.4)	(1.0)	0.2	(1.4)	-	-	(7.2)	(2.3)
Operating income (expense)	348.5	209.8	11.8	(8.3)	3.8	0.8	364.2	202.4

EBITDA	437.7	298.9	23.3	3.4	3.8	0.8	464.8	303.0

Steel reporting segment

The steel segment’s operating income was USD348.5 million in the first quarter 2017, an increase of USD138.7 million compared to the first quarter 2016, reflecting higher net sales partially offset by higher operating cost.

Net sales of steel products in the first quarter 2017 increased 23% compared to the first quarter 2016, reflecting a higher revenue per ton and a 44,000 ton increase in shipments. Revenue per ton increased 21% reflecting higher steel prices in Ternium’s main markets. Shipments increased 2% year-over-year in the first quarter 2017 mainly due to higher shipments in Mexico, partially offset by lower shipments in the Southern Region and in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2017	1Q 2016	Dif.	1Q 2017	1Q 2016	Dif.	1Q 2017	1Q 2016	Dif.
Mexico	1,299.8	990.5	31%	1,663.0	1,596.6	4%	782	620	26%
Southern Region	511.4	464.1	10%	545.1	559.0	-2%	938	830	13%
Other Markets	223.9	196.0	14%	266.7	274.8	-3%	839	713	18%

Total steel products	2,035.0	1,650.6	23%	2,474.8	2,430.5	2%	822	679	21%
Other products[1]	5.0	4.4	14%

Steel segment	2,040.1	1,655.1	23%
[1] The item "Other products" primarily includes pig iron.

Operating cost increased 17% in the first quarter 2017, due to a 15% increase in cost per ton and to the above mentioned 2% increase in shipments. The increase in cost per ton year-over-year was mainly the result of higher purchased slabs, raw material, energy, labor and services and fees costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD11.8 million in the first quarter 2017, compared to a loss of USD8.3 million in the first quarter 2016, mainly reflecting higher iron ore sales and stable operating costs.

Mining products net sales in the first quarter 2017 increased USD18.8 million, mainly as a result of higher revenue per ton and shipments. Shipments were 863,000 tons, 3% higher than shipments in the first quarter 2016.

	Mining segment
	1Q 2017	1Q 2016	Dif.
Net Sales (million USD)	62.6	43.8	43%
Shipments (thousand tons)	863.4	834.4	3%
Revenue per ton (USD/ton)	73	53	38%

Operating cost remained stable, mainly due to 3% decrease in operating cost per ton offset by the above mentioned 3% increase in shipment volumes.

EBITDA in the first quarter 2017 was USD464.8 million, or 22.8% of net sales, compared to USD303.0 million, or 18.3% of net sales, in the first quarter 2016.

Net financial result in the first quarter 2017 was a USD39.9 million loss, compared to a USD21.8 million loss in the first quarter 2016. During the first quarter 2017, Ternium’s net financial interest results totaled a loss of USD16.8 million, compared to a loss of USD9.6 million in the first quarter 2016, mainly reflecting higher weighted average interest rates.

Net foreign exchange results were a loss of USD41.7 million in the first quarter 2017 compared to a loss of USD19.1 million in the first quarter 2016. The first quarter 2017 loss was mainly due to the negative impact of the Mexican peso’s 10% revaluation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD19.3 million gain in the first quarter 2017 compared to a USD7.5 million gain in the first quarter 2016. The gain in the first quarter 2017 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’ Argentine subsidiary Siderar’s Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a gain of USD21.4 million in the first quarter 2017, compared to a gain of USD2.4 million in the first quarter 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the first quarter 2017 was USD35.2 million, or 10% of income before income tax expense, compared to an income tax expense of USD59.4 million in the first quarter 2016, or 32% of income before income tax expense. Effective tax rate in the first quarter 2017 included a non-cash gain on deferred taxes due to the 10% revaluation of the Mexican peso against the U.S. dollar during the period, which increases, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the first quarter 2017 was USD49.1 million, compared to net gain of USD29.2 million in the same period in 2016.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2017 was USD85.8 million. Working capital increased by USD317.8 million in the first quarter 2017 as a result of a USD232.9 million increase in inventories and an aggregate USD198.4 million increase in trade and other receivables, partially offset by an aggregate USD113.5 million increase in accounts payable and other liabilities. The increase in the value of inventories in the first quarter 2017 was mainly due to USD106.3 million higher prices of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab and coal prices, USD89.1 million higher steel volume and USD37.4 million higher prices and volume of raw materials and other.

Capital expenditures in the first quarter 2017 were USD83.9 million, USD13.9 million lower than in the first quarter 2016. The main investments carried out during the period included those made for the improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills and in Peña Colorada’s iron ore operations.

In the first quarter 2017, Ternium had free cash flow of USD1.9 million6. During the period, the company lent USD23.9 million to its non-consolidated company Techgen. In addition, Ternium’s net proceeds from borrowings in the first quarter 2017 were USD130.6 million. As of March 31, 2017, Ternium’s net debt position was USD0.9 billion7.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

6 Free cash flow in the first quarter 2017 equals net cash provided by operating activities of USD85.8 million less capital expenditures of USD83.9 million.

7 Net debt position at March 31, 2017 equals borrowings of USD1.4 billion less cash and equivalents plus other investments of USD0.4 billion.

Consolidated Income Statement

USD million	1Q 2017	1Q 2016

Net sales	2,040.1	1,655.5
Cost of sales	(1,496.4)	(1,286.8)
Gross profit	543.6	368.7
Selling, general and administrative expenses	(172.3)	(164.0)
Other operating expenses, net	(7.2)	(2.3)
Operating income	364.2	202.4

Finance expense	(21.4)	(12.7)
Finance income	4.6	3.0
Other financial expenses, net	(23.2)	(12.2)
Equity in earnings of non-consolidated companies	21.4	2.4
Profit before income tax expense	345.6	183.0
Income tax expense	(35.2)	(59.4)
Profit for the period	310.4	123.6

Attributable to:
Owners of the parent	261.3	94.4
Non-controlling interest	49.1	29.2
Profit for the period	310.4	123.6

Consolidated Statement of Financial Position

USD million	March 31, 2017	December 31, 2016

Property, plant and equipment, net	4,222.0	4,136.0
Intangible assets, net	834.6	842.6
Investments in non-consolidated companies	458.2	418.4
Deferred tax assets	106.9	85.8
Receivables, net	142.2	132.6
Trade receivables, net	1.1	1.3
Other investments	4.9	6.0
Total non-current assets	5,769.9	5,622.6

Receivables	103.3	79.8
Derivative financial instruments	13.2	0.3
Inventories, net	1,897.4	1,647.9
Trade receivables, net	830.2	633.7
Other investments	151.5	144.9
Cash and cash equivalents	286.0	183.5
Total current assets	3,281.5	2,690.1

Non-current assets classified as held for sale	10.3	10.2

Total assets	9,061.7	8,322.9

Capital and reserves attributable to the owners of the parent	4,683.0	4,391.3
Non-controlling interest	834.5	775.3

Total Equity	5,517.6	5,166.6

Provisions	7.6	7.0
Deferred tax liabilities	515.3	609.0
Other liabilities	331.2	302.8
Trade payables	7.3	9.3
Financial Lease Liabilities	67.2	-
Borrowings	359.5	396.7
Total non-current liabilities	1,288.1	1,324.8

Current income tax liabilities	272.1	178.1
Other liabilities	269.9	228.1
Trade payables	707.3	603.1
Derivative financial instruments	0.7	0.3
Financial Lease Liabilities	7.7	-
Borrowings	998.3	821.9
Total current liabilities	2,256.0	1,831.5

Total liabilities	3,544.1	3,156.3

Total equity and liabilities	9,061.7	8,322.9

Consolidated Statement of Cash Flows

USD million	1Q 2017	1Q 2016

Profit for the period	310.4	123.6

Adjustments for:
Depreciation and amortization	100.6	100.7
Equity in earnings of non-consolidated companies	(21.4)	(2.4)
Changes in provisions	0.6	0.1
Net foreign exchange results and others	46.0	17.7
Interest accruals less payments	(1.0)	2.6
Income tax accruals less payments	(31.6)	(2.9)
Changes in working capital	(317.8)	(1.9)

Net cash provided by operating activities	85.8	237.4

Capital expenditures	(83.9)	(97.8)
Proceeds from the sale of property, plant & equipment	0.1	0.2
Dividends received from non-consolidated companies	-	0.1
Loans to non-consolidated companies	(23.9)	(22.7)
(Increase) Decrease in Other Investments	(5.5)	2.5

Net cash used in investing activities	(113.2)	(117.7)

Finance Lease payments	(1.1)	-
Proceeds from borrowings	338.9	207.4
Repayments of borrowings	(208.3)	(292.9)

Net cash provided by (used) in financing activities	129.5	(85.5)

Increase in cash and cash equivalents	102.1	34.2

	Shipments
Thousand tons	1Q 2017	1Q 2016	4Q 2016

Mexico	1,663.0	1,596.6	1,524.8
Southern Region	545.1	559.0	577.5
Other Markets	266.7	274.8	275.6
Total steel segment	2,474.8	2,430.5	2,378.0

Total mining segment	863.4	834.4	855.5

	Revenue / ton
USD/ton	1Q 2017	1Q 2016	4Q 2016

Mexico	782	620	740
Southern Region	938	830	863
Other Markets	839	713	792
Total steel segment	822	679	776

Total mining segment	73	53	64

	Net Sales
USD million	1Q 2017	1Q 2016	4Q 2016

Mexico	1,299.8	990.5	1,128.4
Southern Region	511.4	464.1	498.3
Other Markets	223.9	196.0	218.4
Total steel products	2,035.0	1,650.6	1,845.1
Other products[1]	5.0	4.4	3.8
Total steel segment	2,040.1	1,655.1	1,849.0

Total mining segment	62.6	43.8	54.6

Total steel and mining segments	2,102.7	1,698.9	1,903.6

Intersegment eliminations	(62.6)	(43.4)	(54.0)

Total net sales	2,040.1	1,655.5	1,849.6

1   The item “Other products” primarily includes pig iron.